Item 77 C


At a special meeting of shareholders, held on November 9, 2009, shares were voted as follows on the proposals presented to shareholders:

1. To approve the Investment Advisory Agreement with SiVest Group, Inc. with respect to Firsthand Technology Value Fund:

For           Against             Abstained
2,952,375     126,161              175,812

2. To approve the Investment Advisory Agreement with SiVest Group, Inc. with respect to Firsthand Technology Leaders Fund:

For           Against             Abstained
1,092,976      38,376              62,981

3. To approve the Investment Advisory Agreement with SiVest Group, Inc. with respect to Firsthand e-Commerce Fund:

For           Against             Abstained
3,368,535     108,023              192,989

4. To approve the Investment Advisory Agreement with SiVest Group, Inc. with respect to Firsthand Alternative Energy Fund:

For           Against             Abstained
433,071         2,860               23,216